UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

GOLDEN MATRIX GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

381098300

(CUSIP Number)

Anthony Brian Goodman

3651 Lindell Road, Suite D131

Las Vegas, NV 89103

(702) 318-7548

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381098300	Schedule 13D/A	Page 2 of 8

1.	Name of Reporting Person Anthony Brian Goodman
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Australian

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

Without Series B Preferred Stock:

As of March 11, 2022: 8,430,096 shares of Common Stock(1)

As of the date of this filing: 9,430,096 shares of Common Stock(2)

With Series B Preferred Stock (voting only):

As of March 11, 2022: 15,930,096 shares of Common Stock(3)

As of the date of this filing: 15,930,096 shares of Common Stock(3)

	8.	Shared Voting Power 7,470,483 shares of Common Stock
	9.	Sole Dispositive Power As of March 11, 2022: 8,430,096 shares of Common Stock(1) As of the date of this filing: 9,430,096 shares of Common Stock(2)
	10.	Shared Dispositive Power 7,470,483 shares of Common Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

Without Series B Preferred Stock:

As of March 11, 2022: 15,900,579 shares of Common Stock(1)

As of the date of this filing: 16,900,579 shares of Common Stock(2)

With Series B Preferred Stock (voting only):

As of March 11, 2022: 23,400,579 shares of Common Stock(3)

As of the date of this filing: 23,400,579 shares of Common Stock(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐.
13.

Percent of Class Represented by Amount in Row (11)

Without Series B Preferred Stock:

As of March 11, 2022: 47.4%(1)

As of the date of this filing: 49.0%(2)

With Series B Preferred Stock (voting only):

As of March 11, 2022: 57.1%(3)(4)

As of the date of this filing: 57.1%(3)(4)

14.	Type of Reporting Person IN

(1)

Includes 5,400,000 shares of Common Stock issuable upon the exercise of options held by Mr. Goodman, discussed in greater detail below, which are exercisable within 60 days of such date. Does not include the voting rights of the Series B Voting Preferred Stock discussed below.

(2)

Includes 5,400,000 shares of Common Stock issuable upon the exercise of options held by Mr. Goodman, discussed in greater detail below, which are exercisable within 60 days of such date. Also includes 1,000,000 shares of common stock issuable upon conversion of the Series B Voting Preferred Stock discussed below (which can only be converted into common stock at the option of the holder thereof beginning May 20, 2022, which is within 60 days of the date of this filing, but not within 60 days of the date which required the filing of this statement).

(3)

Includes 5,400,000 shares of Common Stock issuable upon the exercise of options held by Mr. Goodman, discussed in greater detail below, which are exercisable within 60 days of such date. Also includes the voting rights of the Series B Voting Preferred Stock discussed below.

(4)

Includes 5,400,000 shares of Common Stock issuable upon the exercise of options held by Mr. Goodman, discussed in greater detail below, which are exercisable within 60 days of such date. Also includes 1,000,000 shares of common stock issuable upon conversion of the Series B Voting Preferred Stock discussed below (which can only be converted into common stock at the option of the holder thereof beginning May 20, 2022, which is within 60 days of the date of this filing, but not within 60 days of the date which required the filing of this statement).

(4)

Based solely for the purposes of such calculation on a total of 35,615,909 total voting shares (including 28,115,909 total common shares, the number of shares outstanding as of the date of this filing, as confirmed by the Company’s Transfer Agent and 7,500,000 shares voted by the Series B Voting Preferred Stock), and including shares of common stock issuable upon exercise of options held by Mr. Goodman which are exercisable within 60 days. When including just Mr. Goodman’s voting rights and not his options, he has the right to vote 50.5% of the Company’s total voting shares as of the March 11, 2022 and as of the date of this filing.

CUSIP No. 381098300	Schedule 13D/A	Page 3 of 8

1.	Name of Reporting Person Luxor Capital, LLC
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐.
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares of Common Stock
	8.	Shared Voting Power 7,470,483 shares of Common Stock
	9.	Sole Dispositive Power -0- shares of Common Stock
	10.	Shared Dispositive Power 7,470,483 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,470,483 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐.
13.	Percent of Class Represented by Amount in Row (11) 26.6%
14.	Type of Reporting Person OO

CUSIP No. 381098300	Schedule 13D/A	Page 4 of 8

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2021 by Anthony Brian Goodman and Luxor Capital, LLC (“Luxor”), as amended by Amendment No. 1 thereof dated October 5, 2021 (the “Schedule 13D”).

As used in this Amendment:

•	“Common Stock” means the common stock of the Issuer;

•	“Issuer” means Golden Matrix Group, Inc.; and

•	“Reporting Persons” means Anthony Brian Goodman and Luxor Capital, LLC.

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

The share amounts set forth in this Amendment retroactively take into effect reverse stock splits of one-for-1,500, 1-for-150 and 1-for-150, which were affected by the Company on April 7, 2016; December 15, 2016; and June 26, 2020, respectively.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On June 29, 2021, the Company extended the expiration date of options to purchase 5,400,000 shares of common stock previously granted to Anthony Brian Goodman, the Company’s Chief Executive Officer, at an exercise price of $0.066 per share, which were to expire on June 30, 2021, until December 31, 2022.

Effective March 10, 2022, Luxor Capital LLC (“Luxor”), the then sole shareholder of the Series B Voting Preferred Stock of the Company (the “Series B Preferred Stock”), which entity is wholly-owned by the Company’s Chief Executive Officer and Chairman, Anthony Brian Goodman, transferred all 1,000 shares of Series B Preferred Stock which it held to Mr. Goodman for no consideration. Each such Series B Preferred Stock share had the right to vote four times the votes of all of the shares of the Company’s (i) common stock, and (ii) other voting preferred stock issued and outstanding on the date of each and every vote or consent of the shareholders of the Company regarding each and every matter submitted to the shareholders of the Company for approval. As such, the Series B Preferred Stock in effect voted 99.975% of the total vote on all shareholder matters.

On March 11, 2022, the Company’s Board of Directors and Mr. Goodman, as the then sole shareholder of the Company’s Series B Preferred Stock (pursuant to a written consent to action without meeting of the sole Series B Preferred Stock shareholder), approved the adoption of, and filing of, an Amended and Restated Certificate of Designation of Golden Matrix Group, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of its Series B Voting Preferred Stock (the “Amended and Restated Designation”).

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The Amended and Restated Designation, which was filed with, and became effective with, the Secretary of State of Nevada on March 11, 2022, amended the Certificate of Designation of the Series B Preferred Stock, previously filed by the Corporation with the Secretary of State of Nevada on August 18, 2015, to, among other things:

(a) include the right of the holder of the Series B Preferred Stock to convert each share of the Series B Preferred Stock into 1,000 shares of the Company’s common stock at the holder’s option from time to time after May 20, 2022;

(b) provide for the automatic conversion of all outstanding shares of Series B Preferred Stock into common stock of the Company, on a 1,000 for 1 basis, on the date that the aggregate beneficial ownership of the Company’s common stock (calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended), calculated without regard to any shares of common stock issuable upon conversion of the Series B Preferred Stock, nor any voting rights associated with such Series B Preferred Stock, of Mr. Goodman, falls below 10% of the Company’s common stock then outstanding (Mr. Goodman beneficially owns 47.4% of the Company’s outstanding common stock pursuant to Rule 13d-3 of the Exchange Act as of the date of this filing), or the first business day thereafter that the Company becomes aware of such;

(c) provide that each share of Series B Preferred Stock entitles the holder to 7,500 votes on all matters presented to the Company’s shareholders for a vote of shareholders, whether such vote is taken in person at a meeting or via a written consent (7,500,000 votes in aggregate for all outstanding shares of Series B Preferred Stock);

(d) require the consent of the holders of at least a majority of the issued and outstanding shares of Series B Preferred Stock to (i) amend any provision of the Amended and Restated Designation, (ii) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Series B Preferred Stock, (iii) adopt or authorize any new designation of any preferred stock or amend the Articles of Incorporation of the Company in a manner which adversely affects the rights, preferences and privileges of the Series B Preferred Stock, (iv) effect an exchange, or create a right of exchange, cancel, or create a right to cancel, of all or any part of the shares of another class of shares into shares of Series B Preferred Stock, (v) issue any additional shares of Series B Preferred Stock, or (vi) alter or change the rights, preferences or privileges of the shares of Series B Preferred Stock so as to affect adversely the shares of Series B Preferred Stock;

(e) provide that the shares of Series B Preferred Stock shares are not transferrable by Mr. Goodman; and

(e) clarify that the Series B Preferred stock is not entitled to any dividend rights, preemptive rights, redemption rights, or liquidation preference.

The Board of Directors determined that the inclusion of the conversion right set forth above was fair and reasonable due to the fact that Mr. Goodman, pursuant to the Amended and Restated Designation, was giving up a non-dilutive voting right over 99.975% of the Company’s voting stock as a result of such Amended and Restated Designation, which had the principal effects of (1) lowering the voting rights of such Series B Preferred Stock from a non-dilutive 99.975% interest to a dilutive 21.1% interest (currently); and (2) providing for the right at the option of Mr. Goodman, or automatically upon certain events discussed above, for such 1,000 shares of Series B Preferred Stock, to convert into 1,000,000 shares of common stock (previously such Series B Preferred Stock had no conversion rights).

Item 4. Purpose of the Transaction

Item 4 is amended and restated in its entirety by the following:

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities pursuant to the transactions described in Item 3 above. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase or acquire additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

CUSIP No. 381098300	Schedule 13D/A	Page 6 of 8

Except as may occur in the ordinary course of business of the Company, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law.

Additionally, Mr. Goodman, in his capacity as Chairman of the Board and Chief Executive Officer, may from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety by the following:

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

CUSIP No. 381098300	Schedule 13D/A	Page 7 of 8

(c) See Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D, including, but not limited to the information regarding the designation of the Series B Voting Preferred Stock, is hereby incorporated herein by this reference thereto.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

3.1

Amended and Restated Certificate of Designation of Golden Matrix Group, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of its Series B Voting Preferred Stock as filed with the Secretary of State of Nevada on March 11, 2022, filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 14, 2022 (File No. 000-54840), and incorporated by reference herein

10.1

Asset Purchase Agreement dated February 22, 2016, by and between Source Gold Corp. and Luxor Capital, LLC, filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 29, 2016 (File No. 000-54840), and incorporated by reference herein

99.1	Joint Filing Agreement by and among Mr. Anthony Brian Goodman and Luxor Capital, LLC, dated March 12, 2021

CUSIP No. 381098300	Schedule 13D/A	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2022

/s/ Anthony Brian Goodman

Anthony Brian Goodman

March 21, 2022

Luxor Capital, LLC

/s/ Anthony Brian Goodman

Anthony Brian Goodman

Managing Member